UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

December 30, 2022

Date of Report: (Date of earliest event reported)

MASTERWORKS 146, LLC

(Exact name of issuer as specified in its charter)

Delaware	88-1579619
State of other jurisdiction of	(I.R.S. Employer
incorporation or organization	Identification No.)

225 Liberty Street, 29th Floor, New York, NY 10281

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.com

(Issuer’s website)

Class A Ordinary Shares

(Securities issued pursuant to Regulation A)

Item 9. Other Events

On December 31, 2022, Masterworks 146, LLC (the “Company”) terminated the Engagement Letter and Agreement Among Co-Managers (the “Engagement Letter”), pursuant to which the Company had engaged each of Independent Brokerage Solutions LLC and Arete Wealth Management, LLC (“Arete” and, together with Independent Brokerage Solutions LLC, the “Co-Managers”) to act as Co-Managers for an offering of the Company’s Class A shares pursuant to Regulation A. Following termination of the Engagement Letter, the Company will no longer sell the Class A shares or solicit investors through commissioned sales agents or underwriters and the Co-Managers will no longer engage in any of the services described within the Engagement Letter.

Also on January 1, 2023, Masterworks entered into an agreement with Arete Wealth Advisors, LLC (“Arete RIA”), a SEC registered investment adviser, to provide investment advisory services to persons who have indicated an interest in investing in the Class A shares of the Company and other Masterworks’ affiliated issuers. These advisory services will be provided by a dedicated team of investment adviser representatives. Any investor that speaks to an adviser representative will be requested to enter into an Investment Advisory Agreement with Arete RIA, a copy which is attached to this Form 1-U as Exhibit 99.1.

In addition, the Company has made minor changes to the Subscription Agreement previously filed as Exhibit 4.1 to the Company’s Offering Statement on Form 1-A consistent with the events described above. A copy of the revised form of Subscription Agreement is attached to this Form 1-U as Exhibit 4.1.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s EDGAR website. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Exhibit Index

Exhibit No.	Description of Exhibit

4.1	Form of Subscription Agreement.

99.1	Form of Investment Advisory Agreement.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASTERWORKS 146, LLC

	By:	/s/ Joshua B. Goldstein
	Name:	Joshua B. Goldstein
	Title:	General Counsel

Date: December 30, 2022